Exhibit 99.2
EXECUTION VERSION
J.P. MORGAN SECURITIES INC.
GOLDCORP INC.
2.00% Convertible Senior Notes due August 1, 2014
Purchase Agreement
June 1, 2009

J.P. Morgan Securities Inc. As Representative of the several Initial Purchasers listed in Schedule 1 hereto
277 Park Avenue
New York, New York 10172
Ladies and Gentlemen:
Goldcorp Inc., an Ontario corporation (the “Company”), proposes to issue and sell to the several initial purchasers listed in Schedule 1 hereto (the “Initial Purchasers”), for whom you are acting as representative (the “Representative”), $750,000,000 principal amount of its 2.00% Convertible Senior Notes due 2014 (the “Underwritten Securities”) and, at the option of the Initial Purchasers solely for the purpose of covering over-allotments which may be made in connection with the distribution of the Underwritten Securities, up to an additional $112,500,000 principal amount of its 2.00% Convertible Senior Notes due 2014 (the “Option Securities”) if and to the extent that the Initial Purchasers shall have determined to exercise the option to purchase such Option Securities in accordance with the terms of Section 2 hereof. The Underwritten Securities and the Option Securities are herein referred to as the “Securities”. The Securities will be convertible into Common Shares (the “Underlying Securities”) of the Company, without par value (the “Common Shares”), cash, or a combination of cash and Common Shares, at the option of the Company. The Securities will be issued pursuant to an Indenture to be dated as of June 5, 2009 (the “Indenture”) between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”).

The Company hereby confirms its agreement with the several Initial Purchasers concerning the purchase and sale of the Securities, as follows:
1. The Securities will be sold to the Initial Purchasers without being registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption therefrom. The Company has prepared a preliminary offering memorandum dated June 1, 2009 (the “Preliminary Offering Memorandum”) and will prepare an offering memorandum dated the date hereof (the “Offering Memorandum”) setting forth information concerning the Company and the Securities. Electronic copies of the Preliminary Offering Memorandum have been, and copies of the Offering Memorandum will be, delivered by the Company to the Initial Purchasers pursuant to the terms of this Agreement. The Company hereby confirms that it has authorized the use of the Preliminary Offering Memorandum, the other Time of Sale Information (as defined below) and the Offering Memorandum in connection with the offering and resale of the Securities by the Initial Purchasers in the manner contemplated by this Agreement. References herein to the Preliminary Offering Memorandum, the Time of Sale Information and the Offering Memorandum shall be deemed to refer to and include the documents incorporated by reference therein.
At or prior to the time when sales of the Securities were first made by the Initial Purchasers (the “Time of Sale”), the Company had prepared the following information (collectively, the “Time of Sale Information”): the Preliminary Offering Memorandum, as supplemented and amended by the written communications listed on Annex B hereto.
2. Purchase and Resale of the Securities by the Initial Purchasers. (a) The Company agrees to issue and sell the Underwritten Securities to the several Initial Purchasers as provided in this Agreement, and each Initial Purchaser, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Underwritten Securities set forth opposite such Initial Purchaser’s name in Schedule 1 hereto at a price equal to 100% of the principal amount thereof (the “Purchase Price”) plus accrued interest, if any, from June 5, 2009 to the Closing Date (as defined below). As compensation for the Initial Purchasers’ services (which, in the case of an Initial Purchaser who is a non-resident of Canada for purposes of the Income Tax Act (Canada) (a “Non-Resident Initial Purchaser”) shall be for services rendered exclusively outside of Canada and, in the case of an Initial Purchaser who is not a Non-Resident Initial Purchaser shall be for services rendered in Canada) in connection with the sale of the Underwritten Securities, the Company agrees to pay the Initial Purchasers simultaneously with the payment of the Purchase Price for the Underwritten Securities, a commission equal to 2.5% of the Purchase Price.
In addition, the Company agrees to issue and sell the Option Securities to the several Initial Purchasers as provided in this Agreement, and the Initial Purchasers, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, shall have the option to purchase, solely for the purpose of covering over-allotments which may be made in connection with the distribution of the Underwritten Securities, severally and not jointly, from the Company the Option Securities at the Purchase Price plus accrued interest, if any, from the Closing Date to the date of payment and delivery. As compensation for the Initial Purchasers’ services described above in connection with the sale of any Option Securities purchased hereunder, the Company agrees to pay the Initial Purchasers simultaneously with the payment of the Purchase Price for the Option Securities, a commission equal to 2.5% of the Purchase Price.

The Company expressly authorizes the Initial Purchasers to deduct the commissions payable pursuant to this Section 2(a) hereof from the Purchase Price for the Underwritten Securities or any Option Securities in satisfaction of the Company’s obligation to pay such commission.
If any Option Securities are to be purchased, the amount of Option Securities to be purchased by each Initial Purchaser shall be the amount of Option Securities which bears the same ratio to the aggregate amount of Option Securities being purchased as the amount of Underwritten Securities set forth opposite the name of such Initial Purchaser in Schedule 1 hereto (or such amount increased as set forth in Section 10 hereof) bears to the aggregate amount of Underwritten Securities being purchased from the Company by the several Initial Purchasers, subject, however, to such adjustments to eliminate Securities in denominations other than $1,000 as the Representative in its sole discretion shall make.
The Initial Purchasers may exercise the option to purchase the Option Securities at any time in whole, or from time to time in part, on or before the thirtieth day following the date of this Agreement, by written notice from the Representative to the Company. Such notice shall set forth the aggregate amount of Option Securities as to which the option is being exercised and the date and time when the Option Securities are to be delivered and paid for which may be the same date and time as the Closing Date (as hereinafter defined) but shall not be earlier than the Closing Date nor later than the tenth full business day (as hereinafter defined) after the date of such notice (unless such time and date are postponed in accordance with the provisions of Section 10 hereof). Any such notice shall be given at least two business days prior to the date and time of delivery specified therein.
(b) The Company understands that the Initial Purchasers intend to offer the Securities for resale on the terms set forth in the Time of Sale Information. Each Initial Purchaser, severally and not jointly, represents, warrants and agrees that:
(i) it is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act (a “QIB”) and an accredited investor within the meaning of Rule 501(a) under the Securities Act, and if a resident of Canada, is an accredited investor within the meaning of National Instrument 45-106;
(ii) it has not solicited offers for, or offered or sold, and will not solicit offers for, or offer or sell, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D under the Securities Act (“Regulation D”) or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act; and
(iii) it has not solicited offers for, or offered or sold, and will not solicit offers for, or offer or sell, the Securities as part of their initial offering except:
(A) within the United States to persons whom it reasonably believes to be QIBs in transactions pursuant to Rule 144A under the Securities Act (“Rule 144A”) and in connection with each such sale, it has taken or will take reasonable steps to ensure that the purchaser of the Securities is aware that such sale is being made in reliance on Rule 144A; or
(B) in accordance with the restrictions set forth in Annex D hereto.

(c) Each Initial Purchaser acknowledges and agrees that the Company and, for purposes of the opinions to be delivered to the Initial Purchasers pursuant to Sections 6(f) and 6(k), counsel for the Company and counsel for the Initial Purchasers, respectively, may rely upon the accuracy of the representations and warranties of the Initial Purchasers, and compliance by the Initial Purchasers with their agreements, contained in paragraph (b) above (including Annex D hereto), and each Initial Purchaser hereby consents to such reliance.
(d) The Company acknowledges and agrees that the Initial Purchasers may offer and sell Securities to or through any affiliate of an Initial Purchaser and that any such affiliate may offer and sell Securities purchased by it to or through any Initial Purchaser. Each Initial Purchaser that offers or sells Securities to or through an affiliate of such Initial Purchaser shall ensure that such affiliate complies with and makes the representations and warranties in (b) above, including Annex D hereto, for the benefit of the Company.
(e) Payment for the Securities shall be made by wire transfer in immediately available funds which may net out any commissions payable by the Company to the Initial Purchasers pursuant to the first and second paragraph of Section 2(a) to the account specified by the Company to the Representative in the case of the Underwritten Securities, at the offices of Davis Polk & Wardwell at 10:00 A.M. New York City time on June 5, 2009, or at such other time or place on the same or such other date, not later than the fifth business day thereafter, as the Representative and the Company may agree upon in writing or, in the case of the Option Securities, on the date and at the time and place specified by the Representative in the written notice of the Initial Purchasers’ election to purchase such Option Securities. The time and date of such payment for the Underwritten Securities is referred to herein as the “Closing Date” and the time and date for such payment for the Option Securities, if other than the Closing Date, is herein referred to as the “Additional Closing Date”.
Payment for the Securities to be purchased on the Closing Date or the Additional Closing Date, as the case may be, shall be made against delivery to the nominee of The Depository Trust Company (“DTC”), for the respective accounts of the several Initial Purchasers of the Securities to be purchased on such date of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of such Securities duly paid by the Company. A copy of the Global Note will be made available for inspection by the Representative at the offices of J.P. Morgan Securities Inc. set forth above not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date or the Additional Closing Date, as the case may be.

(f) The Company acknowledges and agrees that the Initial Purchasers are acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the offering of Securities contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person. Additionally, neither the Representative nor any other Initial Purchaser is advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Initial Purchasers shall have no responsibility or liability to the Company with respect thereto. Any review by the Initial Purchasers of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Initial Purchasers and shall not be on behalf of the Company.
(g) The Representative shall notify the Company in writing when the Initial Purchasers have completed the initial offering of the Securities.
3. Representations and Warranties of the Company. The Company represents and warrants to each Initial Purchaser that:
(a) Preliminary Offering Memorandum. The Preliminary Offering Memorandum, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in any Preliminary Offering Memorandum, it being understood and agreed that the only such information furnished by any Initial Purchaser consists of the information described as such in Section 7(b) hereof.
(b) Time of Sale Information. The Time of Sale Information, at the Time of Sale, did not, and (unless the Company notifies the Representatives as described in Section 4(d)) at the Closing Date and as of the Additional Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in such Time of Sale Information, it being understood and agreed that the only such information furnished by any Initial Purchaser consists of the information described as such in Section 7(b) hereof. No statement of material fact included in the Offering Memorandum has been omitted from the Time of Sale Information and no statement of material fact included in the Time of Sale Information that is required to be included in the Offering Memorandum has been omitted therefrom.

(c) Additional Written Communications. The Company (including its agents and representatives, other than the Initial Purchasers in their capacity as such) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities (each such communication by the Company or its agents and representatives (other than a communication referred to in clauses (i), (ii) and (iii) below) an “Issuer Written Communication”) other than (i) the Preliminary Offering Memorandum, (ii) the Offering Memorandum, (iii) the documents listed on Annex B hereto, including a term sheet substantially in the form of Annex C hereto, which constitute part of the Time of Sale Information, and (iv) each electronic road show and any other written communications approved in writing in advance by the Representative. Each such Issuer Written Communication, when taken together with the Time of Sale Information, did not, and at the Closing Date and (unless the Company notifies the Representatives as described in Section 4(d)) as of the Additional Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in each such Issuer Written Communication in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in such Issuer Written Communication, it being understood and agreed that the only such information furnished by any Initial Purchaser consists of the information described as such in Section 7(b) hereof. Each such Issuer Written Communication, as of its issue date and at all subsequent times through the completion of the offer and sale of the Securities or until any earlier date that the Company notified or notifies the Representative as described in Section 4(e), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Time of Sale Information or the Offering Memorandum, including any document incorporated by reference therein.
(d) Offering Memorandum. As of the date of the Offering Memorandum and as of the Closing Date and (unless the Company notifies the Representatives as described in Section 4(d)) as of the Additional Closing Date, as the case may be, the Offering Memorandum does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in the Offering Memorandum, it being understood and agreed that the only such information furnished by any Initial Purchaser consists of the information described as such in Section 7(b) hereof.
(e) Incorporated Documents. The documents incorporated by reference in the Offering Memorandum or the Time of Sale Information, when filed with the applicable Canadian securities commissions, conformed in all material respects with the applicable requirements of Canadian securities law.

(f) Financial Statements. The financial statements and the related notes thereto of the Company and its consolidated subsidiaries included or incorporated by reference in the Time of Sale Information and the Offering Memorandum present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared, in all material respects, in conformity with generally accepted accounting principles in Canada (“Canadian GAAP”) applied on a consistent basis throughout the periods covered thereby; the audited consolidated financial statements included in the Company’s annual report on Form 40-F for the year ended December 31, 2008 have been reconciled to generally accepted accounting principles in the United States; and the other financial information included or incorporated by reference in the Time of Sale Information and the Offering Memorandum has been derived from the accounting records of the Company and its consolidated subsidiaries and presents fairly, in all material respects, the information shown thereby.
(g) No Material Adverse Change. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Time of Sale Information and the Offering Memorandum, (i) there has not been any change in the share capital (other than pursuant to any employee benefit plan of the Company), long-term debt, notes payable or current portion of long-term debt of the Company or any of its subsidiaries, or any dividend or distribution of any kind (other than dividends declared and paid in the ordinary course consistent with past practice) declared, set aside for payment, paid or made by the Company on any class of share capital, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position, stockholders’ equity or results of operations of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority that is material to the Company and its subsidiaries taken as a whole, except in each case as otherwise disclosed in the Time of Sale Information and the Offering Memorandum.
(h) Organization and Good Standing. The Company and each of its subsidiaries listed in Schedule 2 hereto (each a “Material Subsidiary”, and collectively the “Material Subsidiaries”), have been duly organized and are validly existing and in good standing under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position, stockholders’ equity or results of operations of the Company and its subsidiaries taken as a whole or on the performance by the Company of its obligations under this Agreement (a “Material Adverse Effect”). The subsidiaries listed in Schedule 2 hereto are the only “significant subsidiaries” of the Company within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act (“significant subsidiaries”) other than subsidiaries that are significant subsidiaries solely by reason of holding the voting stock of other significant subsidiaries and other than Minera Alumbrera Ltd; and provided that the determination as to whether or not a subsidiary is a significant subsidiary is made in accordance with Canadian GAAP.

(i) Capitalization. The Company has an authorized capitalization as set forth in the Time of Sale Information and the Offering Memorandum under the heading “Capitalization”; all the common shares of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and are not subject to any pre-emptive or similar rights; except as disclosed in the Time of Sale Information and the Offering Memorandum, there are no outstanding rights (including, without limitation, pre-emptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any common shares or other equity interest in the Company or any of its subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any capital stock of the Company or any such subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options; the share capital of the Company conforms in all material respects to the description thereof contained in the Time of Sale Information and the Offering Memorandum; and all the outstanding share capital or other equity interests of each Material Subsidiary owned, directly or indirectly, by the Company have been duly and validly authorized and issued, are fully paid and non-assessable and, except as disclosed in the Time of Sale Information and the Offering Memorandum, are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party.
(j) Due Authorization. The Company has full right, power and authority to execute and deliver this Agreement, the Indenture and the Securities (collectively, the “Transaction Documents”) and to perform its obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery by it of each of the Transaction Documents and the consummation by it of the transactions contemplated thereby or by the Time of Sale Information and the Offering Memorandum has been duly and validly taken.
(k) The Indenture. The Indenture has been duly authorized by the Company and, when duly executed and delivered in accordance with its terms by the Trustee, will constitute a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by equitable principles relating to enforceability (collectively, the “Enforceability Exceptions”); and on the Closing Date, the Indenture will conform in all material respects to the requirements of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the rules and regulations of the Commission applicable to an indenture that is qualified thereunder.
(l) Purchase Agreement. This Agreement has been duly authorized, executed and delivered by the Company and, when duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions, and except that rights to indemnity and contribution thereunder may be limited by applicable law and public policy.
(m) The Securities. The Securities have been duly authorized by the Company and, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.

(n) The Underlying Securities. Upon issuance and delivery of the Securities in accordance with this Agreement and the Indenture, the Securities will be convertible at the option of the holder thereof into shares of the Underlying Securities, cash, or a combination of cash and Common Shares, at the option of the Company, in accordance with the terms of the Securities; the Underlying Securities reserved for issuance upon conversion of the Securities have been duly authorized and reserved and, when issued upon conversion of the Securities in accordance with the terms of the Securities, will be validly issued, fully paid and non assessable, and the issuance of the Underlying Securities will not be subject to any preemptive or similar rights.
(o) Descriptions of the Transaction Documents. The statements contained in the Time of Sale Information and the Offering Memorandum regarding the Transaction Documents, in each case, insofar as such statements constitute summaries of documents referred to therein, fairly summarize in all material respects the documents referred to therein.
(p) No Violation or Default. Neither the Company nor any of its Material Subsidiaries is (i) in violation of its articles or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Material Subsidiaries is a party or by which the Company or any of its Material Subsidiaries is bound or to which any of the property or assets of the Company or any of its Material Subsidiaries is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.
(q) No Conflicts. The execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof) and the consummation of the transactions contemplated by the Transaction Documents or the Time of Sale Information and the Offering Memorandum will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Material Subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Material Subsidiaries is a party or by which the Company or any of its Material Subsidiaries is bound or to which any of the property or assets of the Company or any of its Material Subsidiaries is subject, except for any such conflict, breach, lien, charge, encumbrance, violation or default which would not (A) individually or in the aggregate, have a Material Adverse Effect, (B) impair the Company’s ability to perform its obligations under the Transaction Documents and (C) have any material adverse effect upon the consummation of the transactions contemplated under the Transaction Documents, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company or any of its Material Subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority except as would not (A) individually or in the aggregate, have a Material Adverse Effect and (B) impair the Company’s ability to perform its obligations under the Transaction Documents.

(r) No Consents Required. No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof) and the consummation of the transactions contemplated by the Transaction Documents or the Time of Sale Information and the Offering Memorandum, except as would not (A) individually or in the aggregate, have a Material Adverse Effect and (B) impair the Company’s ability to perform its obligations under the Transaction Documents; and except (1) for such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and resale of the Securities by the Initial Purchasers; (2) the conditional approval of the New York Stock Exchange and the Toronto Stock Exchange of the listing of the Common Shares issuable upon conversion of the Securities; and (3) the delivery and filing of the Offering Memorandum and applicable reports of exempt distribution in Form 45-106F1 with the securities regulatory authorities in Canada.
(s) Legal Proceedings. Except as described in the Time of Sale Information and the Offering Memorandum, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its subsidiaries is or may be a party or to which any property of the Company or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, would reasonably be expected to have a Material Adverse Effect; no such investigations, actions, suits or proceedings that would reasonably be expected to have a Material Adverse Effect are threatened or, to the best knowledge of the Company, contemplated by any governmental or regulatory authority or threatened by others.
(t) Independent Accountants. Deloitte & Touche LLP, who have certified certain financial statements of the Company and its subsidiaries, are (i) an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act; and (ii) independent with respect to the Company pursuant to applicable Canadian law.
(u) Title to Real and Personal Property. The Company and its subsidiaries have good and marketable title to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(v) Title and Rights to Mining Property. The Company and its subsidiaries hold freehold title, mining leases, mining claims or other conventional proprietary interests or rights recognized in the jurisdiction in which each property described in the Time of Sale Information and the Offering Memorandum, is located, in the ore bodies and mineral inventories and the milling, smelting and refining facilities as described in the Time of Sale Information and the Offering Memorandum (and all properties respectively relating thereto) under valid, subsisting and enforceable title documents, contracts, leases, licenses of occupation, mining concessions, permits, or other recognized and enforceable instruments and documents, sufficient to permit the Company and its subsidiaries to explore for, extract, exploit, remove, process or refine the minerals relating thereto, except where the failure to so hold such interests or rights would not have a Material Adverse Effect. In addition, the Company and its subsidiaries have all necessary surface rights, water rights and rights in water, rights of way, licenses, easements, ingress, egress and access rights, and all other presently required rights and interests granting the Company and its subsidiaries the rights and ability to explore for, mine, extract, remove or process the minerals derived from each mining property described in the Time of Sale Information and the Offering Memorandum, all as referred to in the Time of Sale Information and the Offering Memorandum, with only such exceptions as are described in the Time of Sale Information and the Offering Memorandum, or as do not have a Material Adverse Effect. Each of the aforementioned interests and rights is currently in good standing except for those interests and rights which, if not kept in good standing, would not have a Material Adverse Effect.
(w) Title to Intellectual Property. The Company and its subsidiaries own or possess adequate rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of their respective businesses; and the Company and its subsidiaries have not received any notice of any claim of infringement of or conflict with any such rights of others.
(x) Investment Company Act. The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Time of Sale Information and the Offering Memorandum, will not be required to register as an “investment company” under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Investment Company Act”).
(y) Taxes. The Company and its subsidiaries have paid all federal, state, local and foreign taxes and filed all tax returns required to be paid or filed through the date hereof, except as would not result in a Material Adverse Effect; and except as otherwise disclosed in the Time of Sale Information and the Offering Memorandum, there is no tax deficiency that has been, or could reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets, except as would not result in a Material Adverse Effect.

(z) Licenses and Permits. The Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Time of Sale Information and the Offering Memorandum, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in the Time of Sale Information and the Offering Memorandum and would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.
(aa) No Labor Disputes. No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the best knowledge of the Company, is contemplated or threatened, except as would not have a Material Adverse Effect.
(bb) Compliance With Environmental Laws. (i) The Company and its subsidiaries (x) are, and at all prior times were, in compliance with any and all applicable federal, state, local and foreign laws, rules, regulations, requirements, judgments and orders relating to the protection of human health or safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”), (y) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (z) have not received notice of any actual or potential liability under or relating to any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and have no knowledge of any event or condition that would reasonably be expected to result in any such notice, and (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company or its subsidiaries, except in the case of each of (i) and (ii) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability, as would not, individually or in the aggregate, result in a Material Adverse Effect; and (iii) except as described in each of the Time of Sale Information and the Offering Memorandum, (y) the Company and its subsidiaries are not aware of any issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws or concerning hazardous or toxic substances or wastes, pollutants or contaminants, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (z) none of the Company and its subsidiaries anticipates material capital expenditures relating to any Environmental Laws.
(cc) Hazardous Substances. There has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission, or other release of any kind of toxic wastes or hazardous substances, including, but not limited to, any naturally occurring radioactive materials, brine, drilling mud, crude oil, natural gas liquids and other petroleum materials, by, due to or caused by the Company or any of its subsidiaries (or, to the best of the Company’s knowledge, any other entity (including any predecessor) for whose acts or omissions the Company or any of its subsidiaries is or could reasonably be expected to be liable) upon any of the property now or previously owned or leased by the Company or any of its subsidiaries, or upon any other property, in violation of any Environmental Laws or in a manner or to a location that would reasonably be expected to give rise to any liability under the Environmental Laws, except for any violation or liability which would not, individually or in the aggregate, have a Material Adverse Effect.

(dd) Disclosure Controls. The Company and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.
(ee) Accounting Controls. The Company and its subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada, including, but not limited to internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Time of Sale Information and the Offering Memorandum, there are no material weaknesses in the Company’s internal controls. The Company’s auditors and the Audit Committee of the Board of Directors of the Company have been advised of: (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
(ff) Insurance. The Company and its subsidiaries maintain insurance covering their respective properties, operations, personnel and businesses in a manner that is customary in relation to other industry participants in the jurisdictions in which the Company and its subsidiaries operate; and neither the Company nor any of its subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business, in each case except as would not have a Material Adverse Effect.

(gg) Estimates of Mineral Reserves and Mineral Resources. With respect to information set forth or incorporated by reference in the Time of Sale Information and the Offering Memorandum, (i) information relating to the Company’s estimates of mineral reserves and mineral resources as at the date they were prepared has been reviewed and verified by the Company or independent consultants to the Company as being consistent with the Company’s mineral reserve and mineral resource estimates as at the date they were prepared; (ii) the mineral reserve and mineral resource estimates have been prepared in accordance with Canadian National Instrument 43-101 — “Standards of Disclosure for Mineral Projects” by or under the supervision of a qualified person as defined therein; and (iii) the methods used in estimating the Company’s mineral reserves and mineral resources are in accordance with accepted mineral reserve and mineral resource estimation practices.
(hh) No Unlawful Payments. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment.
(ii) Compliance with Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of other jurisdictions, the applicable rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.
(jj) Compliance with OFAC. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”); and the Company will not knowingly directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.
(kk) No Restrictions on Material Subsidiaries. No Material Subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such Material Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Material Subsidiary from the Company or from transferring any of such Material Subsidiary’s properties or assets to the Company or any other subsidiary of the Company.

(ll) No Broker’s Fees. Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or any of its subsidiaries or any Initial Purchaser for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Securities.
(mm) Rule 144A Eligibility. On the Closing Date, the Securities will not be of the same class as securities listed on a national securities exchange registered under Section 6 of the Exchange Act or quoted in an automated inter-dealer quotation system.
(nn) No Integration. Neither the Company nor any of its affiliates (as defined in Rule 501(b) of Regulation D) has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the Securities Act.
(oo) No General Solicitation or Directed Selling Efforts. None of the Company or any of its affiliates or any other person acting on its or their behalf (other than the Initial Purchasers, as to which no representation is made) has (i) solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act or (ii) engaged in any directed selling efforts within the meaning of Regulation S under the Securities Act (“Regulation S”), and all such persons have complied with the offering restrictions requirement of Regulation S.
(pp) Securities Law Exemptions. Assuming the accuracy of the representations and warranties of the Initial Purchasers contained in Section 2(b) (including Annex D hereto) and their compliance with their agreements set forth therein, it is not necessary, in connection with the issuance and sale of the Securities to the Initial Purchasers and the offer, resale and delivery of the Securities by the Initial Purchasers in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum, to register the Securities under the Securities Act or to qualify the Indenture under the Trust Indenture Act.
(qq) No Stabilization. The Company has not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.
(rr) Statistical and Market Data. Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included or incorporated by reference in the Time of Sale Information and the Offering Memorandum is not based on or derived from sources that are reliable and accurate in all material respects.

(ss) Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications.
4. Further Agreements of the Company. The Company covenants and agrees with each Initial Purchaser that:
(a) Delivery of Copies. The Company will deliver to the Initial Purchasers electronic copies of the Preliminary Offering Memorandum and as many copies of any other Time of Sale Information (excluding the Preliminary Offering Memorandum), any Issuer Written Communication and the Offering Memorandum (including all amendments and supplements thereto) as the Representative may reasonably request.
(b) Offering Memorandum, Amendments or Supplements. Before finalizing the Offering Memorandum or, prior to receipt of the notice referred to in Section 2(g), making or distributing any amendment or supplement to any of the Time of Sale Information or the Offering Memorandum or filing with the Commission any document that will be incorporated by reference therein, the Company will furnish to the Representative and counsel for the Initial Purchasers a copy of the proposed Offering Memorandum or such amendment or supplement or document to be incorporated by reference therein for review, and will not distribute any such proposed Offering Memorandum, amendment or supplement or file any such document with the Commission to which the Representative reasonably objects, provided, that nothing herein shall prevent the Company from complying with applicable law including its reporting requirements under Canadian Securities Laws and the Exchange Act.
(c) Additional Written Communications. Before making, preparing, using, authorizing, approving or referring to any Issuer Written Communication, the Company will furnish to the Representative and counsel for the Initial Purchasers a copy of such written communication for review and will not make, prepare, use, authorize, approve or refer to any such written communication to which the Representative reasonably objects.
(d) Notice to the Representative. Prior to the receipt of the notice referred to in Section 2(g), the Company will advise the Representative promptly, and confirm such advice in writing, (i) of the issuance by any governmental or regulatory authority of any order preventing or suspending the use of any of the Time of Sale Information, any Issuer Written Communication or the Offering Memorandum or the initiation or threatening of any proceeding for that purpose; (ii) of the occurrence of any event as a result of which any of the Time of Sale Information, any Issuer Written Communication or the Offering Memorandum as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing when such Time of Sale Information, Issuer Written Communication or the Offering Memorandum is delivered to a purchaser, not misleading; and (iii) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Company will use its reasonable efforts to prevent the issuance of any such order preventing or suspending the use of any of the Time of Sale Information, any Issuer Written Communication or the Offering Memorandum or suspending any such qualification of the Securities and, if any such order is issued, will obtain as soon as possible the withdrawal thereof.

(e) Ongoing Compliance of the Offering Memorandum and Time of Sale Information. (1) If at any time prior to the receipt of the notice referred to in Section 2(g), (i) any event shall occur or condition shall exist as a result of which the Offering Memorandum as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Offering Memorandum is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Offering Memorandum to comply with law, the Company will immediately notify the Initial Purchasers thereof and forthwith prepare and, subject to paragraph (b) above, furnish to the Initial Purchasers such amendments or supplements to the Offering Memorandum (or any document to be filed with the Commission and incorporated by reference therein) as may be necessary so that the statements in the Offering Memorandum as so amended or supplemented (or including such document to be incorporated by reference therein) will not, in the light of the circumstances existing when the Offering Memorandum is delivered to a purchaser, be misleading and (2) if at any time prior to the Closing Date (i) any event shall occur or condition shall exist as a result of which any of the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) it is necessary to amend or supplement any of the Time of Sale Information to comply with law, the Company will immediately notify the Initial Purchasers thereof and forthwith prepare and, subject to paragraph (b) above, furnish to the Initial Purchasers such amendments or supplements to any of the Time of Sale Information (or any document to be filed with the Commission and incorporated by reference therein) as may be necessary so that the statements in any of the Time of Sale Information as so amended or supplemented will not, in light of the circumstances under which they were made, be misleading.
(f) Blue Sky Compliance. The Company will qualify the Securities for offer and sale under the securities or Blue Sky laws of such states as the Representative shall reasonably request and will continue such qualifications in effect so long as required for the offering and resale of the Securities; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.
(g) Clear Market. For a period of 90 days after the date hereof (the “Clear Market Period”), the Company will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, without the prior written consent of the Representative, except in all cases other than (A) the Securities to be sold hereunder, (B) any Common Shares of the Company issued upon the exercise of options granted under existing employee stock option plans, pursuant to the vesting of restricted share units or other equity interests in the Company under existing employee compensation plans or upon the exercise of warrants outstanding on the date hereof, (C) the issuance of stock options, restricted share units or other equity awards in the ordinary course consistent with past practice or (D) in connection with an acquisition of a business or entity, a consolidation, merger, amalgamation, combination or plan of arrangement, provided that any Common Shares sold, issued, transferred or disposed pursuant to this clause (D) shall, if issued during the Clear Market Period, be subject to the restrictions set forth in Exhibit A, and provided, further, that the aggregate number of Common Shares sold, issued, transferred or disposed pursuant to this clause (D) shall not exceed 10% of the total issued and outstanding Common Shares as of the date hereof.

(i) Use of Proceeds. The Company will apply the net proceeds from the sale of the Securities as described in the Time of Sale Information and the Offering Memorandum under the heading “Use of Proceeds”.
(j) No Stabilization. The Company will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities and will not take any action prohibited by Regulation M under the Exchange Act in connection with the distribution of the Securities contemplated hereby.
(k) Underlying Securities. The Company will continue to be authorized to issue the Underlying Securities upon conversion of the Securities. The Company will use its commercially reasonable efforts to cause the Underlying Securities to be listed on the New York Stock Exchange (the “Exchange”).
(l) Supplying Information. While the Securities remain outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which the Company is not subject to or is not in compliance with Section 13 or 15(d) of the Exchange Act, furnish to holders of the Securities, prospective purchasers of the Securities designated by such holders and securities analysts, in each case upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
(m) DTC. The Company will assist the Initial Purchasers in arranging for the Securities to be eligible for clearance and settlement through DTC.
(n) Indenture Qualification. At such time as may be so required, the Company will qualify the Indenture under the Trust Indenture Act, and to enter into any necessary supplemental indentures in connection therewith.
(o) No Resales by the Company. During the period from the Closing Date until one year after the Closing Date or the Additional Closing Date, if applicable, the Company will not, and will not permit any of its affiliates (as defined in Rule 144 under the Securities Act) to, resell any of the Securities that have been acquired by any of them, except for Securities purchased by the Company or any of its affiliates and resold in a transaction registered under the Securities Act.

(p) No Integration. Neither the Company nor any of its affiliates (as defined in Rule 501(b) of Regulation D) will, directly or through any agent, sell, offer for sale, solicit offers to buy or otherwise negotiate in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the Securities Act.
(q) No General Solicitation or Directed Selling Efforts. None of the Company or any of its affiliates or any other person acting on its or their behalf (other than the Initial Purchasers, as to which no covenant is given) will (i) solicit offers for, or offer or sell, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act or (ii) engage in any directed selling efforts within the meaning of Regulation S, and all such persons will comply with the offering restrictions requirement of Regulation S.
5. Certain Agreements of the Initial Purchasers. Each Initial Purchaser hereby represents and agrees that it has not and will not use, authorize use of, refer to, or participate in the planning for use of, any written communication that constitutes an offer to sell or the solicitation of an offer to buy the Securities other than (i) the Preliminary Offering Memorandum and the Offering Memorandum, (ii) a written communication that contains no “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) that was not included (including through incorporation by reference) in the Preliminary Offering Memorandum or the Offering Memorandum, (iii) any written communication listed on Annex B or prepared pursuant to Section 4(c) above (including any electronic road show), (iv) any written communication prepared by such Initial Purchaser and approved by the Company in advance in writing or (v) any written communication relating to or that contains solely the terms of the Securities and/or other information that was included (including through incorporation by reference) in the Preliminary Offering Memorandum or the Offering Memorandum.
6. Conditions of Initial Purchasers’ Obligations. The obligation of each Initial Purchaser to purchase the Underwritten Securities on the Closing Date or the Option Securities on the Additional Closing Date, as the case may be as provided herein is subject to the performance by the Company of its covenants and other obligations hereunder and to the following additional conditions:
(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct on the date hereof and on and as of the Closing Date or the Additional Closing Date, as the case may be; and the statements of the Company and its officers made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date or the Additional Closing Date, as the case may be.

(b) No Downgrade. Subsequent to the earlier of (A) the Time of Sale and (B) the execution and delivery of this Agreement, (i) no downgrading shall have occurred in the rating accorded any securities or preferred stock of or guaranteed by the Company or any of its subsidiaries by any “nationally recognized statistical rating organization”, as such term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act and (ii) no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of any securities or preferred stock of or guaranteed by the Company or any of its subsidiaries (other than an announcement with positive implications of a possible upgrading).
(c) No Material Adverse Change. No event or condition of a type described in Section 3(g) hereof shall have occurred or shall exist, which event or condition is not described in the Time of Sale Information (excluding any amendment or supplement thereto) and the Offering Memorandum (excluding any amendment or supplement thereto) and the effect of which in the reasonable judgment of the Representative makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum.
(d) Officer’s Certificate. The Representative shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, a certificate of the chief financial officer of the Company and one additional senior executive officer of the Company (i) confirming that such officers have carefully reviewed the Time of Sale Information and the Offering Memorandum and, to the best knowledge of such officers, the representations set forth in Sections 3(a) and 3(b) hereof are true and correct, (ii) confirming that the other representations and warranties of the Company in this Agreement are true and correct and that the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date and (iii) to the effect set forth in paragraphs (b) and (c) above.
(e) Comfort Letters. On the date of this Agreement and on the Closing Date or the Additional Closing Date, as the case may be, Deloitte & Touche LLP shall have furnished to the Representative, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Time of Sale Information and the Offering Memorandum; provided, that the letter delivered on the Closing Date or the Additional Closing Date, as the case may be shall use a “cut-off” date no more than five days prior to such Closing Date or such Additional Closing Date, as the case may be.
(f) Opinion and 10b-5 Statement of United States Counsel for the Company. Shearman & Sterling LLP, United States counsel for the Company, shall have furnished to the Representative, at the request of the Company, their written opinion and 10b-5 statement, dated the Closing Date or the Additional Closing Date, as the case may be, and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, to the effect set forth in Annex A-1 hereto.

(g) Opinion of Canadian Counsel for the Company. Cassels Brock & Blackwell LLP, Canadian counsel for the Company, shall have furnished to the Representative, at the request of the Company, their written opinion, dated the Closing Date or the Additional Closing Date, as the case may be, and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, to the effect set forth in Annex A-2 hereto.
(h) Opinion of Canadian Tax Counsel for the Company. Thorsteinssons LLP, Canadian tax counsel for the Company, shall have furnished to the Representative, at the request of the Company, their written opinion, dated the Closing Date or the Additional Closing Date, as the case may be, and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, to the effect set forth in Annex A-3 hereto.
(i) Opinion of the General Counsel of the Company. David L. Deisley, General Counsel of the Company, shall have furnished to the Representative, his written opinion dated the Closing Date or the Additional Closing Date, as the case may be, and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, to the effect set forth in Annex A-4 hereto.
(j) Opinion of the Corporate Secretary of the Company. Anna M. Tudela, Corporate Secretary of the Company, shall have furnished to the Representative, her written opinion dated the Closing Date or the Additional Closing Date, as the case may be, and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, to the effect set forth in Annex A-5 hereto.
(k) Opinion and 10b-5 Statement of Counsel for the Initial Purchasers. The Representative shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, an opinion and 10b-5 statement of Davis Polk & Wardwell, United States counsel for the Initial Purchasers, with respect to such matters as the Representative may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.
(l) No Legal Impediment to Issuance. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date or the Additional Closing Date, as the case may be, prevent the issuance or sale of the Securities; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date or the Additional Closing Date, as the case may be, prevent the issuance or sale of the Securities.
(m) Good Standing. The Representative shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, satisfactory evidence of the corporate existence, good standing or similar status of the Company and the Material Subsidiaries in their respective jurisdictions of organization, in each case in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions.

(n) DTC. The Securities shall be eligible for clearance and settlement through DTC.
(o) Exchange Listing. An application for the listing of the Underlying Securities shall have been submitted to the Exchange.
(p) Lock-up Agreements. The “lock-up” agreements, each substantially in the form of Exhibit A hereto, between the Representative and the officers and directors of the Company, listed in Schedule 3 hereto, relating to sales and certain other dispositions of Common Shares or certain other securities, delivered to you on or before the date hereof, shall be full force and effect on the Closing Date or Additional Closing Date, as the case may be.
(q) Additional Documents. On or prior to the Closing Date or the Additional Closing Date, as the case may be, the Company shall have furnished to the Representative such further certificates and documents as the Representative may reasonably request.
All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Initial Purchasers.
7. Indemnification and Contribution.
(a) Indemnification of the Initial Purchasers. The Company agrees to indemnify and hold harmless each Initial Purchaser, its affiliates, directors and officers and each person, if any, who controls such Initial Purchaser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Preliminary Offering Memorandum, any of the other Time of Sale Information, any Issuer Written Communication or the Offering Memorandum (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use therein, it being understood and agreed that the only such information furnished by any Initial Purchaser consists of the information described as such in subsection (b) below.
(b) Indemnification of the Company. Each Initial Purchaser agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in the Preliminary Offering Memorandum, any of the other Time of Sale Information, any Issuer Written Communication or the Offering Memorandum (or any amendment or supplement thereto), it being understood and agreed upon that the only such information furnished by any Initial Purchaser consists of the following information in the Offering Memorandum furnished on behalf of each Initial Purchaser: the information contained in the seventh paragraph under the caption “Plan of Distribution”.

(c) Notice and Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under paragraph (a) or (b) above except to the extent that it has been materially prejudiced by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under paragraph (a) or (b) above. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interest between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be paid or reimbursed as they are incurred. Any such separate firm for any Initial Purchaser, its affiliates, directors and officers and any control persons of such Initial Purchaser shall be designated in writing by J.P. Morgan Securities Inc. and any such separate firm for the Company, its directors, its officers and any control persons of the Company shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 90 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d) Contribution. If the indemnification provided for in paragraphs (a) and (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Initial Purchasers, on the other, from the offering of the Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand, and the Initial Purchasers, on the other, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Initial Purchasers, on the other, shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Securities and the total commissions received by the Initial Purchasers in connection therewith, as provided in this Agreement, bear to the aggregate offering price of the Securities. The relative fault of the Company, on the one hand, and the Initial Purchasers, on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Initial Purchasers and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
(e) Limitation on Liability. The Company and the Initial Purchasers agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Initial Purchasers were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 7, in no event shall an Initial Purchaser be required to contribute any amount in excess of the amount by which the total commissions received by such Initial Purchaser with respect to the offering of the Securities exceeds the amount of any damages that such Initial Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Initial Purchasers’ obligations to contribute pursuant to this Section 7 are several in proportion to their respective purchase obligations hereunder and not joint.

(f) Non-Exclusive Remedies. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.
8. Effectiveness of Agreement. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.
9. Termination. This Agreement may be terminated in the absolute discretion of the Representative, by notice to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date or, in the case of the Option Securities, prior to the Additional Closing Date (i) trading generally shall have been suspended or materially limited on or by any of the New York Stock Exchange, the Nasdaq Global Market or the Toronto Stock Exchange; (ii) trading of any securities issued or guaranteed by the Company shall have been suspended on the New York Stock Exchange or the Toronto Stock Exchange; (iii) a general moratorium on commercial banking activities shall have been declared by United States federal or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States, that, in the judgment of the Representative, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum.
10. Defaulting Initial Purchaser. (a) If, on the Closing Date or the Additional Closing Date, as the case may be, any Initial Purchaser defaults on its obligation to purchase the Securities that it has agreed to purchase hereunder on such date, the non-defaulting Initial Purchasers may in their discretion arrange for the purchase of such Securities by other persons satisfactory to the Company on the terms contained in this Agreement. If, within 36 hours after any such default by any Initial Purchaser, the non-defaulting Initial Purchasers do not arrange for the purchase of such Securities, then the Company shall be entitled to a further period of 36 hours within which to procure other persons to purchase such Securities on such terms. If other persons become obligated or agree to purchase the Securities of a defaulting Initial Purchaser, either the non-defaulting Initial Purchasers or the Company may postpone the Closing Date or the Additional Closing Date, as the case may be, for up to five full business days in order to effect any changes that in the opinion of counsel for the Company or counsel for the Initial Purchasers may be necessary in the Time of Sale Information, the Offering Memorandum or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Time of Sale Information or the Offering Memorandum that effects any such changes. As used in this Agreement, the term “Initial Purchaser” includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule 1 hereto that, pursuant to this Section 10, purchases Securities that a defaulting Initial Purchaser agreed but failed to purchase.

(b) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Initial Purchaser or Initial Purchasers by the non-defaulting Initial Purchasers and the Company as provided in paragraph (a) above, the aggregate number of Securities that remain unpurchased on the Closing Date or the Additional Closing Date, as the case may be does not exceed one-eleventh of the aggregate number of Securities to be purchased on such date, then the Company shall have the right to require each non-defaulting Initial Purchaser to purchase the number of Securities that such Initial Purchaser agreed to purchase hereunder on such date plus such Initial Purchaser’s pro rata share (based on the number of Securities that such Initial Purchaser agreed to purchase on such date) of the Securities of such defaulting Initial Purchaser or Initial Purchasers for which such arrangements have not been made.
(c) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Initial Purchaser or Initial Purchasers by the non-defaulting Initial Purchasers and the Company as provided in paragraph (a) above, the aggregate number of Securities that remain unpurchased on the Closing Date or the Additional Closing Date, as the case may be, exceeds one-eleventh of the aggregate amount of Securities to be purchased on such date, or if the Company shall not exercise the right described in paragraph (b) above, then this Agreement or, with respect to any Additional Closing Date, the obligation of the Initial Purchasers to purchase Securities on the Additional Closing Date, as the case may be, shall terminate without liability on the part of the non-defaulting Initial Purchasers. Any termination of this Agreement pursuant to this Section 10 shall be without liability on the part of the Company, except that the Company will continue to be liable for the payment of expenses as set forth in Section 11 hereof and except that the provisions of Section 7 hereof shall not terminate and shall remain in effect.
(d) Nothing contained herein shall relieve a defaulting Initial Purchaser of any liability it may have to the Company or any non-defaulting Initial Purchaser for damages caused by its default.
11. Payment of Expenses. (a) Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company will pay or cause to be paid all costs and expenses incident to the performance of its obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Securities and any taxes payable in that connection; (ii) the costs incident to the preparation and printing of the Preliminary Offering Memorandum, any other Time of Sale Information, any Issuer Written Communication and the Offering Memorandum (including any amendments and supplements thereto) and the distribution thereof; (iii) the fees and expenses of the Company’s counsel and independent accountants; (iv) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Securities under the laws of such jurisdictions as the Representative may designate and the preparation, printing and distribution of a Blue Sky Memorandum (including the related fees and expenses of counsel for the Initial Purchasers in an amount not to exceed $10,000); (v) any fees charged by rating agencies for rating the Securities; (vi) the fees and expenses of the Trustee and any paying agent (including related fees and expenses of any counsel to such parties); (vii) all expenses and application fees incurred in connection with the approval of the Securities for book-entry transfer by DTC; (viii) all expenses incurred by the Company in connection with any “road show” presentation to potential investors; and (ix) all expenses and application fees related to the listing of the Underlying Securities on the Exchange.

(b) If (i) this Agreement is terminated pursuant to Section 9, (ii) the Company for any reason fails to tender the Securities for delivery to the Initial Purchasers or (iii) the Initial Purchasers decline to purchase the Securities for any reason permitted under this Agreement, the Company agrees to reimburse the Initial Purchasers for all documented out-of-pocket costs and expenses (including the fees and expenses of their counsel in the case of clauses (ii) and (iii) but excluding the fees and expenses of their counsel in the case of clause (i)) reasonably incurred by the Initial Purchasers in connection with this Agreement and the offering contemplated hereby.
12. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and any controlling persons referred to in Section 7 hereof. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of Securities from any Initial Purchaser shall be deemed to be a successor merely by reason of such purchase.
13. Survival. The respective indemnities, rights of contribution, representations, warranties and agreements of the Company and the Initial Purchasers contained in this Agreement or made by or on behalf of the Company or the Initial Purchasers pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Company or the Initial Purchasers.
14. Certain Defined Terms. For purposes of this Agreement, (a) except where otherwise expressly provided, the term “affiliate’ has the meaning set forth in Rule 405 under the Securities Act; (b) the term “business day” means any day other than a day on which banks are permitted or required to be closed in New York City; and (c) the term “subsidiary” means any corporation, limited liability company, partnership or other business entity, a majority of the voting stock (or other similar equity interests) of which is controlled, directly or indirectly, by the Company, such that Company has the ability, directly or indirectly, to elect a majority of the board of directors (or other similar body) of such corporation, limited liability company, partnership or other business entity.
15. Miscellaneous. (a) Authority of the Representative. Any action by the Initial Purchasers hereunder may be taken by J.P. Morgan Securities Inc. on behalf of the Initial Purchasers, and any such action taken by J.P. Morgan Securities Inc. shall be binding upon the Initial Purchasers.
(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication. Notices to the Initial Purchasers shall be given to the Representative c/o J.P. Morgan Securities Inc., 277 Park Avenue, New York, New York 10172 (fax: (212) 622-8358); Attention: Equity Syndicate Desk. Notices to the Company shall be given to it at Goldcorp Inc., Suite 3400-666 Burrard Street, Vancouver, British Columbia V6C 2X8, Canada, (fax: 604-696-3090); Attention: General Counsel.

(c) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.
(d) Counterparts. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.
(e) Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.
(f) Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.
(g) Jurisdiction. The Company hereby submits to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Company irrevocably and unconditionally waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in federal courts in the Borough of Manhattan in The City of New York and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum. The Company appoints David S. Stone, Neil, Gerber & Eisenberg, 2 North LaSalle Street, Suite 2200, Chicago, IL 60602-3801, or such other agent as the Company in its discretion may appoint, as its authorized agent upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company, by the person serving the same to the address provided in Section 15(b), shall be deemed in every respect effective service of process upon the Company in any suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain an agent for service of process in full force and effect for a period of three years from the date of this Agreement. Notice of any change in the Company’s appointed agent for service of process shall be given to the Representative in accordance with Section 15(b) herein.
Signature Page Follows

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours, GOLDCORP INC.
By:	“Lindsay Hall”
	Name:	Lindsay Hall
	Title:	Executive VP, CFO

Signature Page to the Purchase Agreement

Accepted: June 1, 2009
J.P. MORGAN SECURITIES INC.
For itself and on behalf of the
  several Initial Purchasers listed
  in Schedule 1 hereto.

By:	“Jeffrey Zajkowski”
Name: Jeffrey Zajkowski
Title: Managing Director
Signature Page to the Purchase Agreement

Schedule 1

Initial Purchaser	Principal Amount

J.P. Morgan Securities Inc.	$375,006,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	112,500,000
Morgan Stanley & Co. Incorporated	112,500,000
BMO Capital Markets Corp.	16,666,000
CIBC World Markets Corp.	16,666,000
Deutsche Bank Securities Inc.	16,666,000
GMP Securities L.P.	16,666,000
Goldman, Sachs & Co.	16,666,000
Macquarie Capital Markets Canada Ltd.	16,666,000
RBC Capital Markets Corporation	16,666,000
Scotia Capital (USA) Inc.	16,666,000
UBS Securities LLC	16,666,000

Total	$750,000,000

Schedule 2
List of Material Subsidiaries of the Company
Goldcorp Canada Ltd.
Minera Peñasquito S.A. de C.V.
Desarrollos Mineros San Luis S.A. de C.V.
Montana Exploradora de Guatemala S.A.

Schedule 3
List of Directors and Officers of the Company
A. Dan Rovig
Ian W. Telfer
Kenneth F. Williamson
John P. Bell
Lawrence I. Bell
Beverley A. Briscoe
Peter J. Dey
Douglas M. Holtby
Charles A. Jeannes
P. Randy Reifel
Lindsay A. Hall
Steve P. Reid

Annex A-1
[Form of Opinion and 10b-5 Statement of U.S. Counsel for the Company]
June 5, 2009
To the Persons listed in Schedule A
Goldcorp Inc.
US$2.00% Convertible Senior Notes
Ladies and Gentlemen:
We have acted as United States counsel to Goldcorp Inc., an Ontario corporation (the “Company”), in connection with the purchase and sale of US$750,000,000 aggregate principal amount of the Company’s 2.00% Convertible Senior Notes due June 1, 2014 (the “Notes”) pursuant to the Purchase Agreement, dated as of June 1, 2009 (the “Purchase Agreement”), among the Company and each of you. This opinion is furnished to you pursuant to Section 6(f) of the Purchase Agreement. The Notes will be issued pursuant to an Indenture, dated as of June 5, 2009 (the “Indenture”), among the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”).
In that connection, we have reviewed originals or copies of the following documents:
(a)	The Purchase Agreement;

(b)	The Indenture;

(c)	The certificate representing the Notes to be delivered today.
The documents described in the foregoing clauses (a) through (c) are collectively referred to herein as the “Opinion Documents”.
We have also reviewed the following:
(a)	The U.S. preliminary offering memorandum relating to the Notes, dated as of June 1, 2009 (the “Preliminary Offering Memorandum”);

(b)	The Time of Sale Information;

(c)	The U.S. final offering memorandum relating to the Notes, dated as of June 1, 2009 (the “Offering Memorandum”);

(d)	Originals or copies of such other corporate records of the Company, certificates of public officials and of officers of the Company and agreements and other documents as we have deemed necessary as a basis for the opinions expressed below.
As used herein, the term “Time of Sale Information” means the Preliminary Offering Memorandum, when considered together with the pricing information relating to the Notes, dated as of June 1, 2009 and attached as Annex C to the Purchase Agreement.

The documents incorporated by reference in the Time of Sale Information and the Offering Memorandum have been prepared and filed by the Company without our participation.
In our review of the Opinion Documents and other documents, we have assumed:
(a)	The genuineness of all signatures.

(b)	The authenticity of the originals of the documents submitted to us.

(c)	The conformity to authentic originals of any documents submitted to us as copies.

(d)	As to matters of fact, the truthfulness of the representations made in the Purchase Agreement and the other Opinion Documents and in certificates of public officials and officers of the Company and the Trustee.

(e)	That each of the Opinion Documents is the legal, valid and binding obligation of each party thereto, other than the Company, enforceable against each such party in accordance with its terms.

(f)	That:
(i)	The Company is an entity duly organized and validly existing under the laws of the jurisdiction of its organization.

(ii)	The Company has power and authority (corporate or otherwise) to execute, deliver and perform, and has duly authorized, executed and delivered (except to the extent Generally Applicable Law is applicable to such execution and delivery), the Opinion Documents.

(iii)	The execution, delivery and performance by the Company of the Opinion Documents do not:
(A)	contravene its articles of amalgamation, bylaws or other organizational documents;

(B)	except with respect to Generally Applicable Law, violate any law, rule or regulation applicable to it; or

(C)	result in any conflict with or breach of any agreement or document binding on it of which any addressee hereof has knowledge, has received notice or has reason to know.

(iv)	Except with respect to Generally Applicable Law, no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or (to the extent the same is required under any agreement or document binding on it of which an addressee has knowledge, has received notice or has reason to know) any other third party is required for the due execution, delivery or performance by the Company of any Opinion Document to which it is a party or, if any such authorization, approval, consent, action, notice or filing is required, it has been duly obtained, taken, given or made and is in full force and effect.
We have not independently established the validity of the foregoing assumptions.
“Generally Applicable Law” means the federal law of the United States of America, and the law of the State of New York (including the rules or regulations promulgated thereunder or pursuant thereto), that a New York lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Company, the Opinion Documents or the transactions governed by the Opinion Documents. Without limiting the generality of the foregoing definition of Generally Applicable Law, the term “Generally Applicable Law” does not include any law, rule or regulation that is applicable to the Company, the Opinion Documents or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Opinion Documents or any of its affiliates due to the specific assets or business of such party or such affiliate.
Based upon the foregoing and upon such other investigation as we have deemed necessary and subject to the qualifications set forth below, we are of the opinion that:
1.	No authorization, approval or other action by, and no notice to or filing with, any United States federal or New York governmental authority or regulatory body is required for the due execution, delivery or performance by the Company of any Opinion Document, except as may be required under the securities or blue sky laws of any jurisdiction in the United States in connection with the offer and sale of the Notes.

2.	The Purchase Agreement has been duly executed and delivered and is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

3.	The Indenture has been duly executed and delivered and is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

4.	The Notes have been duly executed by the Company and, when authenticated by the Trustee in accordance with the Indenture and delivered and paid for as provided in the Purchase Agreement, the Notes will be the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms and entitled to the benefits of the Indenture.

5.	The Company is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

6.	The statements in the Time of Sale Information and the Offering Memorandum under the caption “Description of Notes” and “Plan of Distribution”, in each case, insofar as such statements constitute summaries of documents referred to therein, fairly summarize in all material respects the documents referred to therein.

7.	The statements in the Time of Sale Information and the Offering Memorandum under the caption “Certain U.S. federal income tax considerations”, insofar as such statements constitute summaries of legal matters referred to therein, fairly summarize in all material respects the legal matters referred to therein.

8.	Based upon the representations, warranties and agreements of the Company and you in the Purchase Agreement and assuming compliance with the offering and transfer procedures and restrictions described in the Time of Sale Information and the Offering Memorandum, it is not necessary in connection with the offer and sale of the Notes to you under the Purchase Agreement or in connection with the initial resale of such Notes by you in the manner contemplated by the Purchase Agreement to register the Notes under the Securities Act of 1933, as amended (the “Securities Act”), or to qualify the Indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), it being understood that no opinion is expressed as to any subsequent resale of any Notes.

9.	Assuming the validity of such action under the laws of the provinces and territories of Canada and the federal laws of Canada applicable therein, under the laws of the State of New York relating to submission to jurisdiction, the Company (i) has, pursuant to Section 15(g) of the Purchase Agreement, validly submitted to the jurisdiction of any New York state or United States federal court located in the Borough of Manhattan in The City of New York, New York, in any action or proceeding arising out of or with respect to the Purchase Agreement and the Indenture and (ii) has validly appointed David S. Stone of Neil, Gerber and Eisenberg as its authorized agent for the purposes described in Section 15(g) of the Purchase Agreement.

Our opinions expressed above are subject to the following qualifications:
(a)	Our opinions in paragraphs 2, 3 and 4 above are subject to (i) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally (including without limitation all laws relating to fraudulent transfers) and (ii) possible judicial action giving effect to governmental actions or foreign laws affecting creditors’ rights.

(b)	Our opinions in paragraphs 2, 3 and 4 are also subject to the effect of general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law).

(c)	The enforcement of any rights to indemnity and contribution in our opinion in paragraph 2 above may be limited by federal and state securities laws and principles of public policy.

(d)	Our opinions are limited to (i) Generally Applicable Law and, (ii) in the case of our opinion in paragraph 5 above, the Investment Company Act (iii) in the case of our opinion in paragraph 7, the Securities Act and the Trust Indenture Act and we do not express any opinion herein concerning any other law.
This opinion letter is rendered to you in connection with the transactions contemplated by the Opinion Documents. This opinion letter may not be relied upon by you for any other purpose without our prior written consent.
This opinion letter speaks only as of the date hereof. We expressly disclaim any responsibility to advise you of any development or circumstance of any kind, including any change of law or fact, that may occur after the date of this opinion letter that might affect the opinions expressed herein.
Very truly yours,

To the Persons Listed in Schedule A
Goldcorp Inc.
US$2.00% Convertible Senior Notes
Ladies and Gentlemen:
We have acted as United States counsel to Goldcorp Inc., an Ontario corporation (the “Company”), in connection with the purchase and sale of US$750,000,000 aggregate principal amount of the Company’s 2.00% Convertible Senior Notes due June 1, 2014 (the “Notes”) pursuant to the Purchase Agreement, dated as of June 1, 2009 (the “Purchase Agreement”), among the Company and each of you. This letter is furnished to you pursuant to Section 6(f) of the Purchase Agreement.
In such capacity, we examined copies of the preliminary offering memorandum relating to the Notes, dated as of June 1, 2009 (the “Preliminary Offering Memorandum”), the Time of Sale Information and the final offering memorandum relating to the Notes, dated as of June 1, 2009 (the “Offering Memorandum”). As used herein, the term “Time of Sale Information” means the Preliminary Offering Memorandum, when considered together with the pricing information relating to the Notes, dated as of June 1, 2009 and attached as Annex C to the Purchase Agreement, and the term “Time of Sale” shall mean 6:25 a.m., New York City time on June 2, 2009, the time, identified by you, as the time of first sale of the Notes by you.
We have also reviewed and participated in discussions concerning the preparation of the Time of Sale Information and the Offering Memorandum with certain officers or employees of the Company, with their Canadian counsel and their auditors, and with your representatives. The documents incorporated by reference in the Time of Sale Information and the Offering Memorandum have been prepared and filed by the Company without our participation. The limitations inherent in the independent verification of factual matters and in the role of outside counsel are such, however, that we cannot and do not assume any responsibility for the accuracy, completeness or fairness of any of the statements made in the Time of Sale Information and the Offering Memorandum, except as set forth in paragraphs 6 and 7 of our opinion addressed to you, dated the date hereof.
We further advise you that, subject to the limitations set forth in the second preceding paragraph, on the basis of the information we gained in the course of performing the services referred to above, no facts came to our attention which caused us to believe that (i) the Time of Sale Information (other than the financial statements and other financial or statistical data or mineral reserve and resource estimates contained therein or omitted therefrom, as to which we have not been requested to comment), as of the Time of Sale, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Offering Memorandum (other than the financial statements and other financial or statistical data or mineral reserve and resource estimates contained therein or omitted therefrom, as to which we have not been requested to comment), as of its date or the date hereof, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter is rendered to you solely for your benefit in connection with the transactions contemplated by the Purchase Agreement. This letter may not be relied upon by you for any other purpose without our prior written consent.
This letter speaks only as of the date hereof. We expressly disclaim any responsibility to advise you of any development or circumstance of any kind, including any change of law or fact, that may occur after the date of this letter that might affect the statements expressed herein.
Very truly yours,

Annex A-2
[Form of Opinion of Canadian Counsel for the Company]
(a) The Company has been duly organized and is validly existing under the laws of its jurisdiction of organization and has not been dissolved, and has all power and authority necessary to own or hold its properties and to conduct the businesses in which it is engaged, except where the failure to be so qualified or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect.
(b) The Company has an authorized capitalization as set forth in the Time of Sale Information and the Offering Memorandum under the heading “Capitalization” and the authorized share capital of the Company conforms in all material respects to the description thereof contained in the Time of Sale Information and the Offering Memorandum.
(c) The Company has corporate power and authority to execute and deliver each of the Transaction Documents, to perform its obligations thereunder, to issue and sell the Securities and to issue the Underlying Securities upon conversion of the Securities in accordance with the terms of the Securities; and all action required to be taken for the due and proper authorization, execution and delivery by the Company of each of the Transaction Documents, the consummation by the Company of the transactions contemplated thereby or by the Time of Sale Information and the Offering Memorandum, the issuance and sale of the Securities and the issuance of the Underlying Securities upon conversion of the Securities in accordance with the terms of the Securities has been duly and validly taken.
(d) The Purchase Agreement has been duly authorized, executed and delivered by the Company.
(e) The Indenture has been duly authorized, executed and delivered by the Company.
(f) The Securities have been duly authorized, executed and delivered by the Company and, when duly authenticated as provided in the Indenture and paid for as provided in the Purchase Agreement, will be duly and validly issued and outstanding.
(g) The Underlying Securities reserved for issuance upon conversion of the Securities have been duly authorized and reserved and, when issued upon conversion of the Securities in accordance with the terms of the Securities, will be validly issued, fully paid and non-assessable and the issuance of the Underlying Securities will not be subject to any preemptive or similar rights under the Company’s charter or bylaws or under Canadian law.

(h) The execution, delivery and performance by the Company of each of the Transaction Documents, the compliance by the Company with the terms thereof, the issuance and sale of the Securities being delivered on the Closing Date or the Additional Closing Date, as the case may be, (including the issuance of the Underlying Securities upon conversion thereof) and the consummation of the transactions contemplated by the Transaction Documents or the Time of Sale Information and the Offering Memorandum will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to a credit agreement dated as of May 18, 2007 among Goldcorp Inc., Bank of Montreal, The Bank of Nova Scotia, Co-Documentation Agents, Co-Agents and Lenders (each as defined in the Credit Agreement), as amended by an amending agreement dated as of November 18, 2008 (the “Credit Agreement”), (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company or Goldcorp Canada Ltd. or (iii) result in the violation of any law or statute or any judgment, order or regulation of any Canadian federal or Ontario provincial court or arbitrator or governmental or regulatory authority except, in the case of clauses (i), (ii) and (iii) above, for such conflict, breach, violation or default that would not, individually or in the aggregate, have a Material Adverse Effect.
(i) No consent, approval, authorization, order, registration or qualification of or with any Canadian federal or Ontario state court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of each of the Transaction Documents, the compliance by the Company with the terms thereof, the issuance and sale of the Securities being delivered on the Closing Date or the Additional Closing Date, as the case may be, (including the issuance of the Underlying Securities upon conversion thereof) and the consummation of the transactions contemplated by the Transaction Documents or the Time of Sale Information and the Offering Memorandum other than the approval of the Toronto Stock Exchange.
(j) The description in the Time of Sale Information and the Offering Memorandum of the Credit Agreement is accurate in all material respects; the statements in the Time of Sale Information and Offering Memorandum under the headings “Description of Share Capital” and “Enforceability of Certain Civil Liabilities”, to the extent that they constitute summaries of the terms of authorized share capital, matters of Canadian federal and provincial law or regulation or legal conclusions, fairly summarize the matters described therein in all material respects.
(k) The Corporation is a “reporting issuer” in the Province of Ontario and is not noted on the list of reporting issuers maintained pursuant to the Securities Act (Ontario) as being in default of its continuous disclosure filing obligations.
In rendering such opinion, such counsel may rely as to matters of fact on certificates of responsible officers of the Company and public officials that are furnished to the Initial Purchasers.
The opinion of Cassels Brock & Blackwell LLP described above shall be rendered to the Initial Purchasers at the request of the Company and shall so state therein.

Annex A-3
[Form of Opinion of Canadian Tax Counsel for the Company]
(a) No stamp or other similar issuance or transfer taxes or duties are payable by or on behalf of the Initial Purchasers under the federal laws of Canada or the laws of Ontario in connection with the offer, sale and delivery of the Securities and Additional Securities as contemplated by the Purchase Agreement.
(b) No withholding tax imposed under the federal laws of Canada or the laws of Ontario will be payable in respect of the payment of the commissions contemplated by the Purchase Agreement to an Initial Purchaser (i) that is a non-resident of Canada for the purposes of the Tax Act, (ii) does not carry on business in Canada and does not have a permanent establishment in Canada and (iii) deals at arm’s length with the Company (as such term is understood for purposes of the Tax Act), provided that such commissions are payable in respect of services rendered by such Initial Purchaser wholly outside of Canada that are performed in the ordinary course of business carried on by the Initial Purchaser that includes the performance of such services for a fee and any such amount is reasonable in the circumstances.
(c) No goods and services tax imposed under the federal laws of Canada will be payable by the Company in respect of the payment of the commissions as contemplated by the Purchase Agreement.
(d) Assuming that there have been no material changes in the facts set out in the Time of Sale Information and the Offering Memorandum, and having regard to the assumptions, limitations and reliances stated in the section of the Time of Sale Information and Offering Memorandum titled “Certain Canadian federal income tax considerations”, that section of the Time of Sale Information and Offering Memorandum is correct in all material respects.
In rendering such opinion, such counsel may rely as to matters of fact on certificates of responsible officers of the Company and public officials that are furnished to the Initial Purchasers.
The opinion of Thorsteinssons LLP described above shall be rendered to the Initial Purchasers at the request of the Company and shall so state therein.

Annex A-4
[Form of Opinion of the General Counsel of the Company]
To the best knowledge of such counsel, except as described in the Time of Sale Information and the Offering Memorandum, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its subsidiaries is or may be a party or to which any property of the Company or any of its subsidiaries is or may be the subject which, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect; and to the best knowledge of such counsel, no such investigations, actions, suits or proceedings are threatened or contemplated by any governmental or regulatory authority or threatened by others.

Annex A-5
[Form of Opinion of the Corporate Secretary of the Company]
The documents incorporated by reference in the Time of Sale Information and the Offering Memorandum on the Closing Date or the Additional Closing Date, as the case may be, when they were filed with the relevant Canadian securities commission, complied as to form in all material respects with the requirements of the applicable Canadian securities laws.

Annex B
a. Time of Sale Information
Term sheet containing the terms of the Securities, substantially in the form of Annex C.

Annex C
PRICING TERM SHEET
Dated June 1, 2009
Goldcorp Inc.
2.00% Convertible Senior Notes due 2014
The information in this pricing term sheet supplements Goldcorp Inc.’s preliminary offering memorandum, dated June 1, 2009 (the “Preliminary Offering Memorandum”), and supersedes the information in the Preliminary Offering Memorandum to the extent inconsistent with the information in the Preliminary Offering Memorandum. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Offering Memorandum. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Offering Memorandum. All references to dollar amounts are references to U.S. dollars.

Issuer:	Goldcorp Inc. (NYSE: GG and TSX: G)
Title of securities:	2.00% Convertible Senior Notes due 2014 (the “notes”)
Aggregate principal amount offered:	$750,000,000 aggregate principal amount of notes (excluding the initial purchasers’ option to purchase up to $112,500,000 aggregate principal amount of additional notes within 30 days from the first issuance date solely to cover over-allotments)
Use of proceeds:	Goldcorp estimates that the net proceeds of the offering will be approximately $730.3 million (or approximately $839.9 million if the initial purchasers exercise in full their option to purchase additional notes solely to cover over-allotments), after deducting the initial purchasers’ commissions and other expenses. Goldcorp intends to use approximately $330.0 million of the net proceeds from the offering to repay indebtedness under its current revolving term credit facility, under which affiliates of certain of the initial purchasers act in various capacities and are lenders. Goldcorp intends to use the balance of the net proceeds for general corporate purposes, including capital expenditures.
Maturity date:	August 1, 2014
Interest rate:	2.00% per annum, accruing from June 5, 2009
Issue price:	100%
Interest payment dates:	Each February 1 and August 1, beginning on February 1, 2010
Initial conversion rate:	20.8407 common shares per $1,000 principal amount of notes
Reference price:	$36.91, the last reported sale price of the Issuer’s common shares on the New York Stock Exchange on June 1, 2009
Conversion premium:	Approximately 30% above the reference price
Initial conversion price:	Approximately $47.98 per common share of the Issuer
Initial conversion trigger price:	$62.38, which is 130% of the initial conversion price
Joint book-running managers:	J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated
Co-managers:	BMO Capital Markets Corp., CIBC World Markets Corp., Deutsche Bank Securities Inc., GMP Securities L.P., Goldman, Sachs & Co., Macquarie Capital Markets Canada Ltd., RBC Capital Markets Corporation, Scotia Capital (USA) Inc. and UBS Securities LLC
Trade date:	June 2, 2009
Settlement date:	June 5, 2009
CUSIP/ISIN:	Restricted CUSIP Number: 380956 AA0
Restricted ISIN Number: US380956AA08

Capitalization table:	Footnote 4 to the capitalization table on page 21 of the Preliminary Offering Memorandum shall be replaced with the following:

“(4) Under Canadian GAAP, approximately $150 million of the principal amount of the notes (which represents the accounting value attributed to the conversion feature of the notes) will be included as a component of shareholders’ equity. This amount will be recognized through Goldcorp Inc.’s consolidated statement of earnings as additional interest expense over the term of the notes to accrete the carrying value of the notes in Goldcorp Inc.’s consolidated balance sheet to their principal amount at the due date.”
Adjustment to shares delivered upon conversion upon certain fundamental changes:	The following table sets forth the number of additional shares per $1,000 principal amount of notes by which the conversion rate will be increased if a make-whole fundamental change occurs for each share price and effective date set forth below:

	Share price
Effective date	$36.91	$45.00	$55.00	$65.00	$75.00	$85.00	$95.00	$105.00	$115.00	$125.00	$135.00	$145.00	$155.00	$165.00

June 5, 2009	6.2522	4.7013	2.9552	1.9655	1.3664	0.9840	0.7289	0.5521	0.4256	0.3326	0.2624	0.2085	0.1663	0.1327

August 1, 2010	6.2522	4.6757	2.8256	1.8084	1.2134	0.8468	0.6106	0.4522	0.3421	0.2630	0.2047	0.1606	0.1266	0.0999

August 1, 2011	6.2522	4.4906	2.5569	1.5414	0.9784	0.6507	0.4509	0.3237	0.2391	0.1807	0.1387	0.1077	0.0840	0.0655

August 1, 2012	6.2522	4.0596	2.0782	1.1206	0.6412	0.3912	0.2546	0.1757	0.1273	0.0956	0.0736	0.0574	0.0449	0.0350

August 1, 2013	6.2522	3.2419	1.2744	0.5038	0.2140	0.1055	0.0628	0.0439	0.0336	0.0269	0.0218	0.0177	0.0141	0.0110

August 1, 2014	6.2522	1.3815	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact share prices and effective dates may not be set forth in the table above, in which case:
•	if the share price is between two share prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share prices and the earlier and later effective dates, based on a 365-day year, as applicable;

•	if the share price is greater than $165.00 per share (subject to adjustment), no additional shares will be added to the conversion rate; and

•	if the share price is less than $36.91 per share (subject to adjustment), no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, in no event will the total number of common shares issuable upon conversion of notes exceed 27.0929 per $1,000 principal amount of such notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of notes—Conversion rate adjustments” in the Preliminary Offering Memorandum.

General
This communication is intended for the sole use of the person to whom it is provided by the sender. This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of the notes or the offering.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
Neither the notes nor the Issuer’s common shares, if any, issuable upon conversion of the notes have been registered under the Securities Act or any state securities laws, and neither may be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act or any other applicable securities laws. Accordingly, the notes are being offered and sold only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act).
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Annex D
Restrictions on Offers and Sales Outside the United States
In connection with offers and sales of Securities outside the United States:
(a) Each Initial Purchaser acknowledges that the Securities have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act.
(b) Each Initial Purchaser, severally and not jointly, represents, warrants and agrees that:
(i) Such Initial Purchaser has offered and sold the Securities, and will offer and sell the Securities, (A) as part of their distribution at any time and (B) otherwise until 40 days after the later of the commencement of the offering of the Securities and the Closing Date, only in accordance with Regulation S under the Securities Act (“Regulation S”) or Rule 144A or any other available exemption from registration under the Securities Act.
(ii) None of such Initial Purchaser or any of its affiliates or any other person acting on its or their behalf has engaged or will engage in any directed selling efforts with respect to the Securities, and all such persons have complied and will comply with the offering restrictions requirement of Regulation S.
(iii) At or prior to the confirmation of sale of any Securities sold in reliance on Regulation S, such Initial Purchaser will have sent to each distributor, dealer or other person receiving a selling concession, fee or other remuneration that purchase Securities from it during the distribution compliance period a confirmation or notice to substantially the following effect:
“The Securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering of the Securities and the date of original issuance of the Securities, except in accordance with Regulation S or Rule 144A or any other available exemption from registration under the Securities Act. Terms used above have the meanings given to them by Regulation S.”
(iv) Such Initial Purchaser has not and will not enter into any contractual arrangement with any distributor with respect to the distribution of the Securities, except with its affiliates or with the prior written consent of the Company.

Terms used in paragraph (a) and this paragraph (b) and not otherwise defined in this Agreement have the meanings given to them by Regulation S.
(c) The Securities and the Common Shares issuable upon conversion of the Securities have not been qualified by prospectus for distribution in any province or territory of Canada, and may only be sold to purchasers in Canada pursuant to a prospectus or pursuant to exemptions from the prospectus requirements of applicable Canadian provincial securities laws, and in accordance with or pursuant to exemptions from the dealer registration requirements of applicable Canadian securities laws.
(d) Each Initial Purchaser acknowledges that no action has been or will be taken by the Company that would permit a public offering of the Securities, or possession or distribution of any of the Time of Sale Information, the Offering Memorandum, any Issuer Written Communication or any other offering or publicity material relating to the Securities, in any country or jurisdiction where action for that purpose is required.

Exhibit A
FORM OF LOCK-UP AGREEMENT
                                         , 2009
J.P. MORGAN SECURITIES INC.
   As Representative of
   the several Initial Purchasers listed in
   Schedule 1 to the Purchase
   Agreement referred to below
277 Park Avenue
New York, NY 10172
Re: GOLDCORP INC. — Rule 144A Offering
Ladies and Gentlemen:
The undersigned understands that you, as Representative of the several Initial Purchasers, propose to enter into a Purchase Agreement (the “Purchase Agreement”) with Goldcorp Inc., an Ontario corporation (the “Company”), providing for the purchase and resale (the “Placement’) by the several Initial Purchasers named in Schedule 1 to the Purchase Agreement (the “Initial Purchasers”) of                     % Convertible Senior Notes due 2014 of the Company (the “Securities”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Purchase Agreement.
In consideration of the Initial Purchasers’ agreement to purchase and make the Placement of the Securities, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of J.P. Morgan Securities Inc. on behalf of the Initial Purchasers, the undersigned will not, during the period ending 90 days after the date of the offering memorandum relating to the Placement (the “Offering Memorandum”), (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Common Shares of the Company or any securities convertible into or exercisable or exchangeable for Common Shares (including without limitation, Common Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. In addition, the undersigned agrees that, without the prior written consent of J.P. Morgan Securities Inc. on behalf of the Initial Purchasers, it will not, during the period ending 90 days after the date of the Offering Memorandum (the “Lock-Up Period”), make any demand for or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares.

The foregoing restrictions shall not apply to (A) the automatic disposition of securities received upon the vesting of options, warrants, restricted share units or similar securities so as to satisfy withholding taxes; (B) transfers of Common Shares to RSP accounts, 401(k) plans or similar accounts held by the undersigned (including accounts held jointly with an immediate family member), provided that the terms of this Letter Agreement shall continue to apply to such Common Shares for the duration of the Lock-Up Period; (C) transfers of Common Shares as a bona fide gift or gifts; (D) transfers of Common Shares to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided any such transfer shall not involve a disposition for value; (E) the disposition of securities to fund the exercise price and other expenses incurred to exercise options or similar securities that expire during the Lock-Up Period, (F) the disposition of securities which, when aggregated with dispositions during the Lock-Up Period by other officers and directors of the Company who have entered into agreements with you substantially similar to this Letter Agreement, constitute less than 1% of the total issued and outstanding Common Shares as of the date hereof, and (G) transfers with the prior written consent of the Representative; provided that in the case of any transfer pursuant to clause (C) or (D), each donee or transferee shall execute and deliver to the Representative a lock-up letter in the form of this Letter Agreement; and provided, further, that in the case of any transfer pursuant to clause (C) or (D), no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, or other public announcement shall be required or shall be made voluntarily in connection with such transfer. For purposes of this Letter Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.
In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.
The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.
The undersigned understands that, if the Purchase Agreement does not become effective, or if the Purchase Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Securities to be sold thereunder, the undersigned shall be released from all obligations under this Letter Agreement. The undersigned understands that the Initial Purchasers are entering into the Purchase Agreement and proceeding with the Placement in reliance upon this Letter Agreement.

This Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours,
By:
Name: